FORM 4

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1. Name and Address of Reporting Person

    BENSON           T.                 CRAIG
-----------------------------------------------------
   (Last)            (First)            (Middle)

  P.O. BOX 130548
-----------------------------------------------------
                     (Street)

  HOUSTON             TEXAS             77219-0548
-----------------------------------------------------
   (City)               (State)         (Zip)

________________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  PINNACLE GLOBAL GROUP, INC. ("PING") (1)
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year

    JANUARY 1999
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)
_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
_______________________________________________________________________________
TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------
          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock             01/29/99    J(2)            1,750        A       (2)         1,750(3)         D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----- ----    ------- -------- -------  ------   ------   ----------  --------  ----------
COMMON STOCK  $10.00   1/29/99  J(4)      7,500           (5)   12/20/99 COMMON    7,500    (4)       7,500       D
OPTION (RIGHT                                                             STOCK
TO BUY)

Explanation of Responses:

(1) On January 29, 1999, Pinnacle Global Group, Inc. ("PGG") became the successor of TEI, Inc. ("TEI"; trading symbol "TANK") pursuant to a merger (the "Merger"). The Merger and other transactions resulted in PGG becoming a parent holding company of TEI and other entities. Pursuant to Rule 12 g-3 under the Securities Exchange Act of 1934, PGG is the successor issuer to TEI.

(2) Received in exchange for shares of TEI common stock pursuant to the Merger with each share of TEI common stock, priced at $2.125 per share at market close on 1/28/99, exchanged for 0.25 of a share of PGG common stock.

(3) Since the date of the reporting person's last ownership report, the reporting person has become divorced and no longer has a reportable indirect beneficial interest in securities indirectly beneficially owned by his ex-wife through the Holly Waltrip Trust and the Robert L. Waltrip Trust #1.

(4) This option was assumed by PGG in the Merger at one fourth the original number of shares and is exercisable for shares of PGG common stock at four times the original exercise price per share. All other terms remain the same.

(5) Vested 1/4 at issue date of 12/20/94 and 1/4 on each of first three anniversaries.



                      /s/ T. CRAIG BENSON                         2/8/99
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.